Daniel H. April	Of Counsel
Patrick J. Dolan	David F. Cunningham
John M. Hickey	C.W.N. Thompson, Jr.

Megan Hadley Koehler

December 11, 2020

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on December 4, 2020 respecting post-effective amendment number 136 (“PEA 136”) to the registrant’s Registration Statement, filed via EDGAR on Form N-1A on October 19, 2020, and relating to the Thornburg Small/Mid Cap Core Fund and Thornburg Small/Mid Cap Growth Fund (each a “Fund,” and together the “Funds”).

The revisions to the registration statement that are described below are expected to be made, in substantially the same form described, in the registrant’s post-effective amendment which is expected to be filed on or about December 17, 2020 (hereinafter, the “485B Filing”). In those instances where we identify disclosure items analogous to the items that were specific subjects of staff comments, and the registrant responds to those comments by revisions to the disclosures referenced in staff comments, we expect to make conforming revisions to the analogous disclosures.

General Comments

1.                  The staff asked the registrant to confirm that incomplete information or information not available at the time that PEA 136 was filed will be included in the next post-effective amendment to the registrant’s registration statement.

Response: The registrant will include in the 485B Filing all required information omitted from PEA 136.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

December 11, 2020

2.                  The staff asked the registrant to explain supplementally why the Funds’ governing board (the “Board”) believes the changes to the Funds are consistent with the Board’s fiduciary duties and in the best interests of the Funds’ shareholders, what information the Board considered relating to those changes, and how that information was weighed by the Board in arriving at its decision.

Response: At the May 12-13, 2020 meeting of the Board, the registrant’s investment advisor (the “Advisor”) notified the Board of its intention to recommend the changes to each Fund’s name, principal investment strategies, and benchmark index. At that meeting the Board considered memoranda from the Advisor which, among other things, described: the proposed changes; the Advisor’s perspective on why it believed it could successful execute the Funds’ new principal investment strategies, including quantitative data demonstrating the Advisor’s success in selecting small- and mid-capitalization investments; the rationale for the proposed changes; the Advisor’s expectations on prospects for investing in small- and mid-capitalization stocks and benefits the new strategies are expected to bring to the Funds’ shareholders; the Advisor’s anticipated approach toward portfolio construction and risk management within the Funds’ portfolios; the personnel and resources that the Advisor expects to devote to the Funds; and portfolio turnover expectations for the Funds. The Board conferred at length with the Advisor’s chief executive officer and co-heads of investment about the proposed changes, presented a number of additional questions and requests for information to the Advisor, and asked the Advisor to respond to those questions and requests and then report back to the Board.

In June 2020, the Advisor submitted additional memoranda to the Board, updating and expanding the information in the previous memoranda to address the questions and requests that were presented by the Board in May 2020. In addition to the previous topics, the updated memoranda included additional information pertaining to the Advisor’s expertise in selecting small- and mid-capitalization investments, information pertaining to the transaction costs that are likely to be incurred in implementing the changes to the Funds’ strategies, and the tax implications of those changes.

The independent Trustees met on July 2, 2020 to discuss the June 2020 memoranda from the Advisor and the changes to the Funds’ prospectus disclosures that would result from the proposed new investment strategies. After an extensive discussion, the independent Trustees agreed to present certain additional questions to the Advisor about the proposed changes, and those questions were presented to the Advisor in a memorandum dated July 3, 2020. The independent Trustees also asked the Advisor to share a copy of the communication that the Advisor proposed to transmit to the Funds’ shareholders to describe the changes.

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law

December 11, 2020

On July 7, 2020 the Board met with representatives of the Advisor, including the Advisor’s chief executive officer, co-heads of investment, and head of global distribution, to engage in further discussion about the proposed changes, and at that meeting the Advisor addressed the questions and requests presented in the independent Trustees’ July 3, 2020 memorandum. Topics discussed at the July 7, 2020 meeting included: the Advisor’s plans for the Funds’ portfolio management, including plans to hire additional portfolio managers to assist with the Funds; other options that the Advisor had considered to address the Funds’ underperformance in recent periods; differences between the strategies that would be pursued by each of the Funds and differences between the Funds’ proposed benchmark indices; the rationale for the Funds’ proposed new names; whether the Advisor expects that a significant portion of either Fund’s assets would be invested in securities other than small- and mid-capitalization companies; further data relating to the Advisor’s experience in selecting small- and mid-capitalization stocks, including various comparative metrics pertaining to those investments; discussion of the anticipated portfolio turnover and tax implications of implementing the proposed investment strategies; comparisons of the total returns of each Fund’s current and proposed new benchmark over various periods; expectations for shareholder redemptions from the Funds as a result of the changes; and the pro forma expense ratios for the Funds. Following extensive discussion, the Board requested that management put together additional quantitative data relating to the risk-return metrics of the Funds. The Advisor also agreed at the meeting to implement additional fee waivers and expenses reimbursements for the Funds to offset costs associated with implementing the changes to the Funds’ investment strategies. Finally, the Board discussed and commented on the proposed communication to shareholders about the changes, and delegated to certain Board members the task of working with the Advisor to refine that communication.

Following the July 7, 2020 meeting, the Advisor prepared the additional risk-return metrics requested by the Board and presented those data to the Board for consideration. The Board met again on July 9, 2020 to discuss those data and agreed at that meeting to approve the proposed changes for the Funds. The Board also asked the Advisor to keep the Board apprised of the Advisor’s progress toward identifying new portfolio managers to assist with the Funds and any other developments relating to the Funds’ changes, and the Advisor has provided updates to the Board on those topics through a number of communications since July 9, 2020.

As summarized above, the Board considered a significant amount of information over several in reaching its decision to approve the changes. Although no one factor was identified as determinative of the Board’s decision, and while each Board member placed varying degrees of importance on the information provided to them, some of the pertinent factors considered by the Board included: (a) the fact that the Funds have underperformed their benchmark indices in recent periods and explanations from the Advisor as to the reasons for that underperformance, including explanations suggesting that current market conditions were likely to persist and continue to make it difficult for the Funds to provide value for their shareholders when compared to certain other investment vehicles; (b) explanations from the Advisor and industry data demonstrating a higher probability that the Funds will be able to more successfully achieve their investment objectives by focusing in the small- and mid-capitalization range of issuers; (c) the Advisor’s demonstrated success in selecting small- and mid-capitalization stocks in the past, and the Advisor’s commitment to enhance its expertise respecting the analysis of such stocks by bolstering the Funds’ portfolio management team with new hires; (c) the preference of many mutual fund investors and financial intermediaries to invest in products which provide exposure to specific capitalization ranges versus investing in “all-capitalization” strategies, increasing the likelihood that the Funds may attract new investment and build larger economies of scale for existing shareholders; and (d) the Advisor’s commitment to waiving additional fees and reimbursing additional expenses for the Funds to offset any transaction costs or adverse tax consequences that may arise because of the implementation of the Funds’ new investment strategies.

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law

December 11, 2020

Giving attention to all of the information presented to them, and having had opportunities throughout the process to confer with the registrant’s counsel about the duties owed by a governing board to its shareholders, the Board believes that it has acted with due care in making is determinations, the approval of these changes to the Funds’ names, benchmarks, and non-fundamental investment policies was consistent with the Board’s responsibilities, and that approval of the changes was in the best interests of Fund shareholders.

3.                  The staff asked the registrant to explain supplementally why the Advisor believes the changes are consistent with its fiduciary duties and in the best interests of the Funds’ shareholders.

Response: The registrant refers the staff to the response to comment 2 above, as the Advisor considered most of the same factors as the Board in determining that the proposed changes are consistent with its fiduciary duty and in the best interests of the Funds’ shareholders. In particular, the Advisor believes that, given the prevailing market environment, an investment strategy focused on small- and mid-capitalization investments will have a better opportunity to meet the Funds’ investment goals than the Funds’ current strategies. The Advisor noted in this regard that the performance of the Funds’ current benchmark indices has in recent years been driven to a significant extent by the performance of a few large-capitalization issuers, and because investors can obtain exposure to those issuers by investing in index funds or other passive investment products, it has been challenging for the Advisor to add value for the Funds’ shareholders through the Funds’ current investment strategies. In contrast, the Advisor believes that small- and mid-capitalization stocks present a better opportunity to achieve positive investment returns for the Funds’ shareholders. Consistent with its fiduciary duty, the Advisor considered other options for addressing the Funds’ recent underperformance, but concluded that none of those other options would be as advantageous for Fund shareholders as the proposal which was presented to the Board.

4.                  The staff asked the registrant to explain supplementally what portion of the Funds’ portfolios will change as a result of implementing the new investment strategies.

Response: The registrant expects that approximately 86% of the Thornburg Small/Cap Core Fund’s net assets and approximately 94% of the Thornburg Small/Mid Cap Growth Fund’s net assets will change in order to implement the new investment strategies.

5.                  The staff asked the registrant to explain supplementally when and how the registrant notified the Funds’ shareholders of the changes to the Funds, whether any shareholders have contacted the Funds or the Advisor about the changes to the Funds and, if so, describe the general nature of those communications.

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law

December 11, 2020

Response: The registrant notified the Funds’ shareholders of the changes to the Funds via a supplement to the Fund’s prospectus, which was filed with the SEC on October 28, 2020 and transmitted to shareholders shortly thereafter. As of the date of this letter, the Advisor has received between 25-40 calls from Fund shareholders inquiring about the changes. Most of those shareholders were simply seeking more information about the proposed strategy changes, and only one caller indicated that he was considering redeeming his shares as a result of the proposed changes. The Advisor has also received questions from a number of the financial intermediaries who hold Fund shares on behalf of their customers, but in those cases the intermediaries were just interested in obtaining more information about the proposed changes, including potential tax implications arising from the changes.

Prospectus Comments

6.                  The staff requested that the registrant include in the prospectus a brief explanation of what the term “Core” connotes in the name of the Thornburg Small/Mid Cap Core Fund.

Response: The registrant will revise the first sentence of the third paragraph under the heading “Principal Investment Strategies” for the Thornburg Small/Mid Cap Core Fund to read substantially as follows:

“With its core approach to stock selection, the Fund seeks to invest in a broadly diversified portfolio of companies the Fund categorizes as basic values, consistent earners, and emerging franchises, as described in more detail below.”

7.                  The staff asked the registrant to confirm that the disclosures of each Fund’s principal investment risks correlate to the disclosures of the Fund’s principal investment strategies. If that correlation does not exist as to either Fund, the staff requested that the registrant revise the disclosures of the Fund’s principal investment strategies or principal investment risks as necessary to provide such correlation. The staff noted in that regard that the disclosure about the principal investment risks of each Fund includes references to liquidity risk, to investments in lower-rated or unrated debt obligations, and to investments in developing countries, but that the disclosure about the Funds’ principal investment strategies does not include a discussion of illiquid securities, lower-rated or unrated debt obligations, or developing countries.

Response: As noted in the response to item 16 below, the registrant will remove for both Funds the references under the heading “Principal Investment Strategies” to the Funds’ investments in debt obligations and will remove the references under the heading “Principal Investment Risks” to credit risk and interest rate risk. The registrant will also remove for both Funds the parenthetical reference under the heading “Principal Investment Strategies” to the Funds’ potential investment in developing countries, and will remove the reference to developing countries that appears within the discussion of foreign investment risk under the heading “Principal Investment Risks.” With those changes, and after further review, the registrant believes that the correlation of the disclosures of the Funds’ principal investment strategies and principal investment risks meets the requirements of Form N-1A. The registrant notes in that regard that not every investment which the Funds may make as a principal investment strategy has its own unique principal investments risks, as many investments share the same types of risks already identified under the heading “Principal Investment Risks.” In this regard, the registrant notes that the risk of illiquidity is a general risk which could apply to any of the Funds’ investments depending on the general or specific conditions affecting a particular issuer. Accordingly, while the Funds are not investing as a principal strategy in securities that are illiquid at the time of investment, the registrant feels that it is prudent, and helpful to the Funds’ shareholders and other investors, to retain the reference to liquidity risk in the discussion of the Funds’ principal risks.

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law

December 11, 2020

8.                  The staff asked the registrant to clarify whether the Funds’ policies of investing, under normal conditions, at least 80% of the Funds’ net assets in small- and mid-capitalization companies include investments in both domestic and foreign equity securities.

Response: If a foreign issuer in which a Fund invests has a market capitalization that falls within the range of the Fund’s benchmark index, then that investment would be counted toward the Fund’s policy of investing at least 80% of its net assets in small- and mid-capitalization companies. The registrant does not believe that further clarification of this point in the prospectus disclosure would be necessary or helpful, as the disclosure already says that each Fund expects to invest 80% of its net assets in small- and mid-capitalization companies, and that a Fund’s investments may include both domestic and foreign issuers.

9.                  The staff asked the registrant to clarify whether the index the Thornburg Small/Mid Cap Core Fund will use to determine the capitalization range of the issuers in which it may invest for purposes of its 80% policy is the Russell 2500 Index or the Russell 2500 Index -Total Return, and whether the index the Thornburg Small/Mid Cap Growth Fund will use to determine the capitalization range of the issuers in which it may invest for purposes of its 80% policy is the Russell 2500 Growth Index or the Russell 2500 Growth Index – Total Return.

Response: The registrant confirms that the Funds will use the “Total Return” version of those indices for purposes of the Funds’ 80% policy. The registrant will revise the index references which appear in the prospectus under the heading “Principal Investment Strategies” to make this clear.

10.              The staff asked the registrant to confirm the source of the market capitalization ranges that are shown in the first paragraph of each Fund’s disclosure under the heading “Principal Investment Strategies,” and to clarify why those ranges are identified in the prospectus as approximations.

Response: The registrant is a subscriber of information from the benchmark index provider, meaning that the registrant has access each day to information about the constituent components of the benchmark and the market capitalizations of those benchmarks. The registrant will provide the market capitalization ranges shown in the prospectus based on this information from the benchmark index provider. In listing such market capitalization ranges in the prospectus, the registrant will round the low end of each range to the nearest million-dollar figure, and will round the high end of each range to the nearest billion-dollar figure, to avoid showing a lengthy dollar figure in the prospectus. This approach to rounding is why the registrant uses the word “approximately” in the prospectus in describing the indices’ market capitalization ranges.

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law

December 11, 2020

11.              Noting that each Fund expects to invest primarily in “domestic equity securities,” the staff asked the registrant to provide more detail in its disclosures about the types of domestic equity securities in which the Funds may invest as a principal investment strategy.

Response: Both Funds will invest primarily in common stocks, and at the current time the registrant does not expect either Fund to invest in other types of equity securities as a principal investment strategy. Accordingly, the registrant will revise the referenced disclosure for both Funds by replacing the phrase “domestic equity securities” with “domestic common stocks.”

12.              The staff requested that the registrant remove the phrase “a variety of securities” in the second paragraph of each Fund’s principal investment strategies’ disclosure, and instead identify the specific types of securities in which the Funds may invest as a principal investment strategy.

Response: The registrant will delete the phrase “a variety of securities, including.” Consistent with the previous comment, the registrant will also replace the phrase “foreign equity securities” with “foreign common stocks.”

13.              Noting that at least 80% of each Fund’s assets are generally expected to be invested in small- and mid-capitalization companies, the staff asked whether either Fund has a policy of investing the remaining 20% of the Funds’ portfolios in investments besides small- and mid-capitalization companies and, if so, the staff asked the registrant to describe that policy in the prospectus.

Response: While each Fund may invest up to 20% of its net assets in investments other than small- and mid-capitalization companies, neither Fund has a policy of investing 20% of its net assets – or any significant portion thereof – in a particular other type of investment. Accordingly, at this point the registrant does not believe it would be necessary or helpful to describe such other investments in the prospectus. If either Fund does commence investing in securities other than small- and mid-capitalization stocks to the extent that such investments would constitute a principal investment strategy, the registrant will revise the Fund’s disclosure accordingly.

14.              The staff asked the registrant to clarify in its disclosures what is meant by the terms “superior business model” and “industry leadership and/or disruption potential” in the bulleted lists that appear within the discussion of the Funds’ principal investment strategies.

Response: The registrant believes that the referenced terms are sufficiently clear, and therefore respectfully declines to make any adjustments to the referenced terms at this time.

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law

December 11, 2020

15.              The staff asked the registrant to clarify in plain English the following phrase which appears within the discussion of each Fund’s principal investment strategies: “The Fund selects foreign securities issued by companies domiciled in countries whose currencies are freely convertible into U.S. dollars, or in companies in other countries whose business is conducted primarily in U.S. dollars (which could include developing countries).” Specifically, the staff suggested that if the Fund expects to invest as a principal investment strategy in any particular foreign country, the registrant should disclose that expectation in its discussion of principal investment strategies and include attendant risk disclosure in its discussion of principal investment risks.

Response: In response to the first part of the staff’s comment, the registrant notes the referenced term “freely convertible currencies” is widely understood and accepted to mean currencies that can be readily bought or sold, without government restrictions. Examples of such countries and regions include Australia, Canada, Denmark, Eurozone, Hong Kong, Israel, Japan, Mexico, New Zealand, Norway, Singapore, South Africa, South Korea, Sweden, Switzerland, and the United Kingdom. As such, the registrant believes the phrase is sufficiently clear, and therefore respectfully declines to make any adjustments to the referenced disclosure at this time. In response to the second part of the staff’s comment, the registrant has also reviewed each Fund’s current exposure to specific foreign countries, and has conferred with the Advisor about expected future exposures, and does not believe that the current or expected levels of exposure to any particular foreign country warrant the inclusion of principal risk disclosure specific to any such foreign country.

16.              The staff asked the registrant to confirm supplementally whether the Funds expect to invest in debt obligations as a principal investment strategy, as suggested by the current discussion of each Fund’s principal investment strategies. If the Funds do expect to invest in debt obligations as a principal investment strategy, the staff indicated that the registrant should enhance the disclosure of the Funds’ principal investment strategies and principal investment risks to describe the specific types of debt obligations in which the Funds may principally invest and the attendant risks. Additionally, with respect to convertible debt securities, the staff noted its position that only those convertible securities which are “in the money” at the time of purchase by a Fund could be included as part of the Fund’s 80% basket, and suggested that the registrant should include more disclosure about what those convertible securities may be converted into (including, if applicable, disclosing whether either Fund may invest as a principal strategy in contingent convertible bonds, and the attendant risks of such investments).

Response: At the current time, the registrant does not expect that either Fund will invest in debt obligations (including convertible debt securities) as a principal investment strategy. The registrant will therefore remove the disclosure about investments in debt obligations from the Funds’ discussion of principal investment strategies, and will remove the disclosure about credit risk and interest rate risk from the Funds’ discussion of principal investment risks.

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law

December 11, 2020

17.              The staff asked the registrant to add disclosure to the prospectus to address the requirements of item 9(b)(2) of Form N-1A, which asks for general disclosure about how a fund’s investment advisor decides which securities to buy and sell.

Response: Each Fund's principal investment strategies disclosure regarding how the Advisor determines which securities to include in the Fund’s portfolio, consistent with the requirement of Item 9(b)(2) of Form N-1A, is disclosed in the portion of the Fund’s prospectus that responds to Item 4 for Form N-1A. In accordance with General Instruction C.3(a) of Form N-1A, which states that "information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus," the registrant respectfully declines to revise the Funds’ Form N-1A Item 9 disclosure to repeat such disclosure. However, the Staff’s comment has been noted and the registrant will consider revising the relevant disclosure as may be appropriate in a future registration statement amendment.

18.              The staff requested that the registrant re-order the disclosure of each Fund’s principal risks in order of significance of each such risk to the Fund. The staff referred the registrant in this regard to the transcript of a speech delivered by Dalia Blass, Director of the SEC Division of Investment Management, at the ICI Securities Law Developments Conference on October 25, 2018.

Response: The registrant respectfully declines to make the requested change. The registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and believes that the current risk disclosure is presented in a manner that clearly identifies the Funds’ key risks to the Funds’ shareholders and potential investors. The registrant also notes that the significance of a particular risk is fluid and will necessarily vary over time, and at times may vary from day to day, in response to changes in the composition of a Fund’s portfolio and developments affecting particular issuers or the overall market. As a result, the registrant believes that ordering the risk disclosure in the manner suggested may at any given point in time misrepresent the significance of a particular risk, which may confuse or mislead shareholders, who may not otherwise understand that the significance of a Fund’s risks is fluid and likely to change over time.

Other Matters

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

April, Dolan & Hickey, P.C. Attorneys and Counselors at Law